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Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of True Religion Apparel, Inc.

Subsidiary	Jurisdiction of Incorporation
Guru Denim, Inc.	California
True Religion Japan K.K.	Japan
True Religion Sales, LLC	Delaware
True Religion Brand Jeans U.K. Ltd.	United Kingdom
True Religion Brand Jeans Hong Kong Ltd.	Hong Kong
True Religion Brand Jeans Germany GmbH	Germany
True Religion Brand Jeans Italy, s.r.l.	Italy
True Religion Brand Jeans EMEA, sagl	Switzerland
True Religion Brand Jeans International, S.a.r.l.	Luxembourg
True Religion Brand Jeans Korea	Korea

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  Exhibit 21.1